SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

Hanryu Holdings, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

411292105

(CUSIP Number)

Pang Zhang-Whitaker

Carter Ledyard & Milburn LLP

28 Liberty Street, 41st Floor

New York, NY 10005

1 212 238 8844

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

December 7, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No : 411292105	Page 2 of 8

1.	NAMES OF REPORTING PERSONS Hang Muk Shin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,897,555
	8.	SHARED VOTING POWER 3,038,309
	9.	SOLE DISPOSITIVE POWER 3,897,555
	10.	SHARED DISPOSITIVE POWER 3,038,309

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,935,864
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.13% [1]
14.	TYPE OF REPORTING PERSON IN

(1)	Based on 52,808,589 issued and outstanding Shares as of September 30, 2023, as reported on the Issuer’s 10-Q filed on November 17, 2023.

CUSIP No : 411292105	Page 3 of 8

1.	NAMES OF REPORTING PERSONS Sewang Co., Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Korea

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 3,038,309
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 3,038,309

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,038,309
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.75%[1]
14.	TYPE OF REPORTING PERSON CO

(1)	Based on 52,808,589 issued and outstanding Shares as of September 30, 2023, as reported on the Issuer’s 10-Q filed on November 17, 2023.

This Statement is being filed by the Reporting Persons (as defined below) to report holdings by the Reporting Persons of Shares of the Issuer (both as defined below).

Item 1.	Security and Issuer

This statement relates to shares of common stock, par value $.001 per share (the “Shares”) of Hanryu Holdings, Inc., a Delaware Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 160, Yeouiseo-ro, Yeongdeungpo-gu, Seoul, Republic of Korea 07231.

Item 2.	Identity and Background

Reporting Person: Hang Muk Shin

(a) Name: Hang Muk Shin (“Mr. Shin”)

(b) Residence or business address:110-904, 13-10, Seochodaero 65 gil, Seocho-gu, Seoul, Korea.

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted: lawyer; Lawfirm Daehwa, 9th floor, 140, Sapyoung-daero, Seocho-gu, Seoul, Korea.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal o state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

(f) The Reporting Person is a citizen of Republic of Korea.

Reporting Entity: Sewang Co., Ltd. (together with Mr. Shin, the “Reporting Persons”).

(a) Name: Sewang Co., Ltd. (“Sewang”)

(b) State of organization: Republic of Korea

(c) Principal business and address of its principal office: D 43, 6th floor, 602, Yeongdong-daero, Gangnam-gu, Seoul, Korea.

The Reporting Person owns 82.56% equity interests in the Reporting Entity and may be deemed to have beneficial control of the Shares held by the Reporting Entity.

Mr. Jung Shin Kong is the executive director and CEO of the Reporting Entity, a citizen of the Republic of Korea.

(d) Neither the Reporting Entity nor any manager or executive officer of the Reporting Entity, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) Neither the Reporting Entity nor any manager or executive officer of the Reporting Entity has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order.

Item 3.	Source and Amount of Funds or Other Consideration

Pursuant to a Share Sale and Purchase Agreement (the “Shin SPA”) dated as of November 1, 2023 between Mr. Shin and Mr. Munjoong Kang (“Mr. Kang”), Mr. Shin acquired 700,000 Shares from Mr. Kang for an aggregate purchase price of KRW 1.4 billion (approximately $1.03 million), paid in the form of debt offset. The Issuer’s subsidiary Hanryu Bank Co., Ltd. (“Hanryu Bank”) owed Mr. Shin KRW 1.4 billion (approximately $1.03 million) (the “Shin Debt”). Mr. Kang, as the CEO of Hanryu Bank, repaid the Shin Debt on behalf of Hanryu Bank pursuant to a Creditor’s Right Transfer Agreement dated November 1, 2023, by transferring 700,000 Shares to Mr. Shin.

Pursuant to another Share Sale and Purchase Agreement (the “Kim SPA”) dated as of December 7, 2023 among Mr. Shin, his wife Ms. Taehee Kim (Ms. “Kim”), and Mr. Kang, Mr. Shin and Ms. Kim acquired 1,989,150 Shares from Mr. Kang for an aggregate purchase price of KRW 1.1 billion (approximately $ 0.84 million), paid again in the form of debt offset, for loss of Mr. Shin’s and Ms. Kim’s investment in “KDC Coins”, digital assets that were issued by Hanryu Bank, listed on the digital platform Lbank, XT.com, and subsequently lost all their value (the “KDC Coin Loss”). Mr. Kang, as the CEO of Hanryu Bank, repaid the KDC Coin Loss by transferring 1,989,150 Shares to Mr. Shin and Ms. Kim, of which Mr. Shin received 1,446,655 Shares and Ms. Kim received 542,495 Shares.

Pursuant to a Confirmation Letter signed by Hanryu Bank and Mr. Kang dated as of November 29, 2023 and a Share Sale and Purchase Agreement (Modified) dated as of January 29, 2024, the aggregate number of Shares acquired by Mr. Shin under the Shin SPA and the KIM SPA, was increased from 2,146,655 to 3,296,060.

Pursuant to a Share Sale and Purchase Agreement (the “Sewang SPA”) dated as of November 1, 2023 between Sewang and Mr. Kang, Sewang acquired 1,150,000 Shares from Mr. Kang for KRW 2.3 billion (approximately $1.69 million), paid in the form of debt offset. Hanryu Bank owed Sewang KRW 2.3 billion (approximately $1.69 million) (the “Seoul Marina Debt”) from the sale of ownership and related management rights of Marine Island Co., Ltd. Mr. Kang, as the CEO of Hanryu Bank, repaid the Seoul Marina Debt on behalf of Hanryu Bank pursuant to a Creditor’s Right Transfer Agreement dated November 1, 2023, by transferring 1,150,000 Shares to Sewang.

Pursuant to a Confirmation Letter signed by Hanryu Bank and Mr. Kang dated as of November 29, 2023, and a Share Sale and Purchase Agreement (Modified) dated January as of 29, 2024, the aggregate number of Shares acquired by Sewang under the Sewang SPA, was increased from 1,150,000 to 3,038,309.

Item 4.	Purpose of Transaction

The Reporting Persons originally purchased their Shares based on their belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

Item 5.	Interest in Securities of the Issuer

(a) The calculations included herein are based on a total of 52,808,589 issued and outstanding Shares as of September 30, 2023, as reported on the Issuer’s Form 10-Q filed on November 17, 2023.

Mr. Shin has sole beneficial control of 3,897,555 Shares (including 542,495 Shares that are held in the name of Mr. Shin’s spouse and 59,000 Shares that are held in the name of Mr. Shin’s two minor children, but over which Mr. Shin has sole voting and dispositive power), representing approximately 7.38% of the outstanding Shares of the Issuer.

3,038,309 Shares are held by Sewang, representing approximately 5.75% of the outstanding Shares of the Issuer.

(b) Mr. Shin shares the power to vote and dispose of the 3,038,309 Shares held by Sewang and has sole voting and dispositive power of the 3,897,555 Shares (including 542,495 Shares that are held in the name of Mr. Shin’s spouse and 59,000 Shares that are held in the name of Mr. Shin’s two minor children, but over which Mr. Shin has sole voting and dispositive power). In the aggregate, Mr. Shin may be deemed to beneficially own 6,935,864 Shares, representing approximately 13.13% of the outstanding Shares of the Issuer.

(c) Except as set forth in Item 4, no transactions in the Shares have been effected by the Reporting Persons during the past 60 days.

(d) Except for the Reporting Persons, no person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 4 and 5 is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits

99.1	Joint Filing Agreement by and between Hang Muk Shin and Sewang Co., Ltd. dated as of February 12, 2024

99.2	English Translation of Share Sale and Purchase Agreement between Hang Muk Shin and Munjoong Kang dated as of November 1, 2023

99.3	English Translation of Share Sale and Purchase Agreement among Hang Muk Shin, Taehee Kim and Munjoong Kang dated as of December 7, 2023

99.4	English Translation of Share Sale and Purchase Agreement between Sewang Co., Ltd. and Munjoong Kang dated as of November 1, 2023

99.5	English Translation of Confirmation Letter signed by Hanryu Bank Co., Ltd. and Munjoong Kang dated as of November 29, 2023

99.6	English Translation of Share Sale and Purchase Agreement (Modified) between Hang Muk Shin and Munjoong Kang dated as of January 29, 2024

99.7	English Translation of Share Sale and Purchase Agreement (Modified) between Sewang Co., Ltd. and Munjoong Kang dated as of January 29, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2024

/s/ Hang Muk Shin
Hang Muk Shin

Sewang Co., Ltd.

By:	/s/ Jung Shin Kong
Name:	Jung Shin Kong
Title:	CEO/Executive Director